UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

             [] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q

For Period Ended: November 30, 1999                   SEC FILE NUMBER 33-2128-D
                                                       CUSIP NUMBER 488159 10 4

[ ] Transition  Report  on Form  10-K
[ ] Transition  Report  on Form  20-F
[ ] Transition Report on Form 11-K
[X] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-K

Part I - Registrant Information

         Full Name of Registrant                 Kelly's Coffee Group, Inc.
                                                 --------------------------

         Former Name if Applicable                  N/A
                                                    ---

         Address of Principal Executive Office:
                  236 West 400 South, Suite 300
                  Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on From 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The Company's management has been focusing on the settlement of debt, pending lawsuits and the search for a suitable business opportunity. These endeavors have taken all of managements available time that has been allocated to be spent on the Company. Since the Company has limited personnel and financial resources, the Company could not file its November 30, 1999, Form 10QSB on timely basis without unreasonable effort or expense.

Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

                           Richard D. Surber      President       (801) 575-8073
                           -----------------------------------------------------
                           (Name)                 (Title)     (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                                           (X) Yes  ( )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           ( ) Yes  ( X) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Kelly's Coffee Group, Inc..
         --------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: January 18, 2000             By:      /s/ Richard D. Surber, President
                                          --------------------------------------
                                           Name: Richard D. Surber
                                           Title:    President